Mail Stop 3561

March 22, 2007

Gary L. Smith
Executive Vice President and Chief Financial Officer
International Textile Group, Inc.
804 Green Valley Road, Suite 300
Greensboro, NC 27408

      Re: International Textile Group, Inc.
              Safety Components International, Inc.
              File No. 000-23938
              Form 10-K: For the Year Ended December 31, 2005
              Form 10-Q: For the Quarterly Period Ended September 30, 2006
              Form 8-K furnished October 26, 2006

Dear Mr. Smith:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Michael Fay
                        Branch Chief